March 22, 2019

Xiaodong Chen
Chief Executive Officer
Blue Hat Interactive Entertainment Technology
7th Floor, Building C, No. 1010 Anling Road
Huli District, Xiamen, China

       Re: Blue Hat Interactive Entertainment Technology
           Amendment No. 1 to
           Registration Statement on Form F-1
           Filed March 18, 2019
           File No. 333-230051

Dear Mr. Chen:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form F-1

Description of Share Capital and Governing Documents, page 94

1.     We note that Section 164 of your Amended and Restated Memorandum of
Association
       includes a fee-shifting provision. Please include disclosure about the fee-shifting provision, including the following matters: (1) the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws; (2) the level of recovery required by the plaintiff to avoid payment; and
       (3) who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).
 Xiaodong Chen
Blue Hat Interactive Entertainment Technology
March 22, 2019
Page 2
         In addition, add risk factor disclosure regarding how the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders. To the extent the provision applies to claims under the federal securities laws, clarify in the risk factor whether you intend to apply the fee-shifting provision to potential claims in the current offering.
        You may contact Heather Clark at 202-551-3624 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or J. Nolan Mcwilliams at 202-551-3217
with any other questions.



FirstName LastNameXiaodong Chen                       Sincerely,
Comapany NameBlue Hat Interactive Entertainment Technology
                                                      Division of Corporation
Finance
March 22, 2019 Page 2                                 Office of Transportation
and Leisure
FirstName LastName